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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                        1275 Pennsylvania Avenue NW
                                        Washington, D.C. 20004-2415
                                        202.383.0100
                                        fax 202.637.3593
                                        www.sutherland.com
                                        ATLANTA AUSTIN HOUSTON
                                        NEW YORK TALLAHASEE WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                 June 12, 2009

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   RE: METLIFE INVESTORS USA INSURANCE COMPANY
       METLIFE INVESTORS USA SEPARATE ACCOUNT A
       INITIAL REGISTRATION STATEMENT ON FORM N-4
       FILE NOS. 811-03365 AND 333-158514

Dear Ms. White:

   On behalf of MetLife Investors USA Insurance Company (the "Company") and its separate account, MetLife Investors USA Separate Account A (the "Separate Account") we are providing the Company's responses to your additional comments of May 28, 2009 in connection with the above-referenced initial registration statement filed on April 9, 2009 for certain individual flexible premium deferred variable annuity contracts issued by the Company through the Separate Account (the "Contract"). Each of the Staff's comments is set forth below, followed by the Company's response. To the extent that a response indicates that the Company proposes revised disclosure, the revised prospectus pages are attached.

1. OWNER TRANSACTION EXPENSE TABLE

   COMMENT: (a) Please delete the first line opposite Transfer Fee, as the information is disclosed in Note 2.

   RESPONSE: (a) The Company believes that the current format of the Transfer Fee in the Fee Table (which is the format of the Transfer Fee in all of the Company's registration statements) is effective because the Fee Table provides a succinct range of the Transfer Fee and the footnote provides additional information. Furthermore, the Company believes that this approach is permitted by Instruction 11 of Item 3 of Form N-4, which states that the Registrant

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Alison White, Esq.
June 12, 2009
Page 2

may include a tabular presentation of the range of exchange fees unless such a presentation would be so lengthy as to encumber the larger table.

   COMMENT: (b) Please move all footnotes to the bottom of the page so that they do not compete with the required fee table disclosures.

   RESPONSE: (b) The Company has moved all footnotes to the bottom of the page so that they do not compete with the required Fee Table disclosures.

   COMMENT: (c) Please note that the withdrawal charge schedule may be included in the fee table. See Instruction 9 to Item 3 of Form N-4.

   RESPONSE: (c) The Company appreciates the Staff drawing Instruction 9 to
Item 3 of Form N-4 to its attention. However, the Company prefers its current approach of including the withdrawal charge schedule in a footnote. The Company believes its approach is consistent with Instruction 5 to Item 3 of Form N-4, which permits a withdrawal charge schedule to be presented in a footnote to the information provided in the Fee Table.

2. FEE TABLES--ADDITIONAL RIDER CHARGES

   COMMENT: (a) Please delete the second sentence in the note following the double star, as it implies that the fee table may not reflect the actual rider charges.

   RESPONSE: (a) The Company has attached revised disclosure.

   COMMENT: (b) Please reformat the table to clarify that there are only two riders, each with a current and a maximum charge. Repetitive disclosure should be deleted.

   RESPONSE: (b) The Company has attached revised disclosure.

3. ANNUAL BENEFIT PAYMENT

   COMMENT: The references to a withdrawal taken on and after the issue date are confusing. Can a withdrawal be taken before the issue date?

   RESPONSE: The Company has attached revised disclosure that clarifies that a withdrawal cannot be taken before the issue date.

                                     * * *

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Alison White, Esq.
June 12, 2009
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We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                                  Sincerely,

                                                  /s/ W. Thomas Conner
                                                  ------------------------------
                                                  W. Thomas Conner

cc: Michele H. Abate, Esq.
    John R. Richards, Esq.
    Lisa Flanagan, Esq.